Exhibit 99.4

CENOVUS ENERGY INC.

Supplemental Financial Information (unaudited)

Exhibit to the March 31, 2016 Interim Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the offering of common shares, debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and/or units of the Company by way of base shelf prospectus dated February 24, 2016 and the continuous distribution of medium-term notes by way of short form shelf prospectus dated June 25, 2014. These ratios are based on the Company’s consolidated financial statements that are prepared in accordance with International Financial Reporting Standards, which are generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2016

(times)

Net earnings available for all interest bearing financial liabilities (1)	3.9 x

Net earnings available for short-term borrowings and long-term debt before	4.5 x
unrealized (gains) and losses on risk management activities (2)

(1)	Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs for all interest bearing financial liabilities.

(2)

Calculated as net earnings plus income tax, interest on short-term borrowings and long-term debt, and before unrealized (gains) and losses on risk management activities; divided by interest on short-term borrowings and long-term debt.

The Company believes the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.